Exhibit 99.9

Lorus to Focus LOR-253 Development on AML Based on Genetic Insights into the Causes of Certain Hematologic Cancers

Silencing of the KLF4 Tumor Suppressor by CDX2 is a Critical Oncogenic Event in AML; LOR-253 Can Reactivate the Silenced KLF4 Gene

Brian Druker, M.D. Appointed Chair of the Newly-Formed Scientific Advisory Board

TORONTO, ONTARIO - October 29, 2013 - Lorus Therapeutics Inc. (TSX: LOR) (Lorus), announced today that the company will pursue the clinical development of LOR-253, its first-in-class, small molecule inducer of the tumor suppressor Krüppel-like factor 4 (KLF4), in acute myeloid leukemia (AML) and other hematologic malignancies.

“AML represents an area of tremendous unmet medical need and intense medical research. Recent research in AML has implicated up-regulation of various transcription factors, including CDX2, as causative in the development or progression of leukemic disease, while absent in the hematopoietic stem and progenitor cells of healthy individuals,” said Dr. William G. Rice, Chairman and CEO of Lorus. “Notably, the CDX2 protein is reported to silence the KLF4 gene as a critical oncogenic event in AML1, and LOR-253 has the potential to reactivate the silenced KLF4 gene and induce apoptosis.”

“These findings present an immense opportunity for LOR-253 in the selection and treatment of patients with suppressed KLF4 in AML, Myelodysplastic Syndromes, and potentially other hematologic malignancies,” said Dr. Rice. “We will continue to evaluate our technologies in promising indications, like AML, that offer the benefit of achieving rapid clinical proof of concept and an expedited regulatory path.”

“Additionally, based upon our new understanding of the role of KLF4 in various cancers, we will explore the potential for targeting subsets of patients with non-small cell lung cancer that may be mechanistically predisposed for response to LOR-253,” added Dr. Rice.

Lorus also announced today the addition of Brian Druker, M.D. as the Chair of the Company’s newly-formed Scientific Advisory Board.

“As evidenced by his instrumental role in the development of Gleevec for patients with chronic myeloid leukemia, Dr. Druker is a leading scientist and thought leader in hematologic malignancies, and we are privileged to have the opportunity to work with him in realizing the potential of Lorus’ anti-cancer therapeutic platform,” said Daniel Von Hoff, M.D., who serves as Lorus’ Senior Vice President of Medical Affairs.

“Patients and their families continue to suffer as a consequence of the mortality and morbidity associated with AML,” commented Dr. Druker. “As a physician committed to the discovery and development of new agents to better treat AML and other blood cancers, I am delighted to work with Bill Rice and Dan Von Hoff in guiding the clinical development of this novel small molecule program for this underserved population.”

“We are very fortunate to have the extraordinary hematology/oncology leadership of Dr. Brian Druker as the Chair of our Scientific Advisory Board,” said Dr. Rice. “We intend to build a world-class SAB, led by Dr. Druker, and expect it to be a major driver of the LOR-253 development strategy in AML and other indications.”

Dr. Druker is director of the Knight Cancer Institute at Oregon Health & Science University, associate dean for oncology in the OHSU School of Medicine, JELD-WEN Chair of Leukemia Research at OHSU, and an investigator of the Howard Hughes Medical Institute. His research helped prove it was possible to shut down cells that enable cancer to grow without also harming healthy cells. This breakthrough, which resulted in the once-a-day cancer pill Gleevec®, has made once-fatal forms of the disease now manageable. Initially approved to treat chronic myeloid leukemia (CML), Gleevec is now FDA-approved for 10 cancers, and hundreds of other targeted therapies have been developed in its wake.

Dr. Druker has received numerous honors for his groundbreaking work including the 2009 Lasker-Debakey Award for Clinical Research (often referred to as America’s Nobel), the Japan Prize and top awards from the American Cancer Society, the Lance Armstrong Foundation, American Society of Hematology, and the Leukemia and Lymphoma Society, among others. He was elected to the Institute of Medicine of the National Academies in 2003, the American Association of Physicians in 2006, and the National Academy of Sciences in 2007.

About Acute Myeloid Leukemia (AML)

Acute Myeloid Leukemia is a rapidly progressing cancer of the blood and bone marrow characterized by the uncontrolled proliferation of dysfunctional myeloblasts that do not mature into healthy blood cells. It is the most common form of acute leukemia in adults, and the American Cancer Society estimates there will be approximately 14,590 new cases of AML and approximately 10,370 deaths from AML in the U.S. in 2013. Standard induction therapy with chemotherapy is successful in many AML patients, but the majority of these patients will relapse with treatment refractory disease. Patients with relapsed or refractory disease and newly diagnosed AML patients over 60 years of age with poor prognostic risk factors typically die within one year, a fact that highlights an acute need for new treatment options.

About LOR-253

LOR-253 represents an entirely new class of anticancer agents, which we believe may offer a competitive advantage over conventional drugs. LOR-253 is a small molecule optimized to induce the tumor suppressor Krüppel-like factor 4 (KLF4), leading to apoptotic death in cancer cells that have the KLF4 gene silenced. This drug candidate has shown selective and potent antitumor activity in preclinical investigations, including in solid and liquid tumors, and has demonstrated a robust safety profile and biological activity in a Phase 1 clinical trial in patients with non-small cell lung cancer.

About Lorus

Lorus is a biopharmaceutical company targeting essential apoptosis pathways to deliver transformational cancer drugs. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used alone and in combination with other drugs to successfully treat specific forms of cancer. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: the ability of the company to continue as a going concern, the ability to find future financing, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such risks and uncertainties could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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1 J Clin Invest. 2013;123(1):299–314. doi:10.1172/JCI64745